UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 9, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 959,186
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 959,186

11. Aggregate Amount Beneficially Owned by Each Reporting Person 959,186

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.8%

14. Type of Reporting Person (See Instructions)

OO

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,274
8. Shared Voting Power 959,186
9. Sole Dispositive Power 1,274
10. Shared Dispositive Power 959,186

11. Aggregate Amount Beneficially Owned by Each Reporting Person 960,460

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.8%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 831,900
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 831,900

11. Aggregate Amount Beneficially Owned by Each Reporting Person 831,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.5%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$5,518,205.94
Shapiro	PF	$7,872.50
DAP	WC	$4,790,795.44

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale"), has expressed concerns over the composition, independence and functioning of Sparton Corporation's ("Sparton" or the "Company") Board of Directors (the "Board").

On October 9, 2007, Lawndale sent the directors of Sparton a letter (a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) informing Sparton's Board of Lawndale's intent to vote 916,052, or 9.3% of eligible shares to "WITHHOLD" on the reelection of Directors Molfenter, Slusser and Smith at Sparton's annual meeting scheduled for October 24, 2007.

As disclosed in the letter, among the reasons for its vote, Lawndale cited the following:

* Sparton's management has overseen substantial shareholder value destruction best illustrated by Sparton's stock depreciating 61% during a ten year period ended September 2007. The Board's inaction in applying sufficient oversight and accountability over a management team that has performed this poorly for so long exemplifies a Board that is out of touch and disengaged.

* The Board's acquiescence to or approval of an over-allocation of the Sparton Employee's Defined Benefit Pension Plan ("Pension Plan") assets to Sparton stock has contributed to the complete dissipation of the Pension Plan's prior surplus and the creation of a new liability that has further exacerbated Sparton's poor operational performance. Since the Pension Plan measurement date of March 31, 2007 through the end of September, Sparton's stock has fallen 43%, further eviscerating the Pension Plan.

As further detailed in Lawndale's letter, Lawndale believes that investment allocation and voting decisions by the Pension Plan's Trustee, CEO, Mr. David Hockenbrocht may have violated ERISA laws. Lawndale further believes that it is of the utmost importance that Sparton's Board conduct a full and thorough investigation as to how and for whose benefit the Pension Plan acquired Sparton's shares in the first place and why the Pension Plan has become so undiversified. Lawndale believes the Sparton Board has a duty to replace Mr. Hockenbrocht as Pension Plan Trustee with an Independent Trustee to oversee the Pension Plan's investment and voting authority while an expeditious, yet prudent and orderly solution to diversify the Pension Plan's assets is executed.

Lawndale believes Sparton's niche businesses are worth substantially more than the Company's present market value but that given the Company's on-going failure to execute on its business plan, and so as to safeguard and best monetize the Sparton stock held by the Pension Plan, the Board needs to examine all alternatives to create shareholder value including the sale of the Company.

Lawndale acquired the Stock for investment purposes, and Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since August 10, 2007:
Name	Purchase or Sale	Date	Number of Shares	Purchase Price
DAP	P	8/16/2007	4,700	6.00
LCM	P	8/16/2007	800	6.00
DAP	P	8/17/2007	4,400	5.76
LCM	P	8/17/2007	700	5.76
DAP	P	8/20/2007	1,300	5.86
LCM	P	8/20/2007	300	5.86
DAP	P	8/29/2007	1,500	5.94
DAP	P	8/30/2007	3,300	5.98
LCM	P	8/30/2007	595	5.98
DAP	P	9/5/2007	100	6.03
DAP	P	9/6/2007	600	6.03
DAP	P	9/7/2007	3,700	5.98
LCM	P	9/7/2007	600	5.98
DAP	P	9/10/2007	1,000	5.95
LCM	P	9/10/2007	300	5.95
DAP	P	9/11/2007	2,071	5.92
DAP	P	9/12/2007	1,100	5.92
LCM	P	9/12/2007	300	5.92
DAP	P	9/14/2007	5,315	5.83
LCM	P	9/14/2007	800	5.83
DAP	P	9/17/2007	5,700	5.36
LCM	P	9/17/2007	800	5.36
DAP	P	9/18/2007	3,500	5.21
LCM	P	9/18/2007	500	5.21
DAP	P	9/19/2007	3,500	5.16
LCM	P	9/19/2007	539	5.16
DAP	P	9/20/2007	4,500	5.05
LCM	P	9/20/2007	600	5.05
DAP	P	9/21/2007	2,000	4.93
LCM	P	9/21/2007	342	4.93
DAP	P	9/24/2007	5,600	4.73
LCM	P	9/24/2007	800	4.73
DAP	P	9/25/2007	1,400	4.70
LCM	P	9/25/2007	300	4.70
LCM	P	9/26/2007	3,100	4.63
LCM	P	9/27/2007	478	4.64
LCM	P	9/28/2007	3,234	4.69

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter from Lawndale to Sparton Board of Directors dated October 9, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2007

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003
LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

LETTER FROM LAWNDALE CAPITAL MANAGEMENT, LLC
TO THE BOARD OF DIRECTORS OF SPARTON CORPORATION

Andrew Shapiro

President

October 9, 2007

Sparton Corp. Board of Directors

c/o the Office of the Corporate Secretary

2400 East Ganson St.

Jackson, Michigan 49202

Dear Sparton Corp. Board Members:

Lawndale Capital Management, LLC and its affiliates have increased their ownership of Sparton Corp. ("Sparton" or the "Company") to 960,460 shares, constituting 9.8% of the Company, and remains Sparton's largest independent shareholder. Given the Board's continued inaction in the face of significant erosion of shareholder value and its failure to address any of our August 6th requests, Lawndale intends to vote 916,052, or 9.3% of Sparton shares it held as of the record date to "WITHOLD" on the reelection of Directors Molfenter, Slusser and Smith at the forthcoming October 24th Annual Meeting. At this time we are not voting to withhold on Director Nominee Yang who was recently (and inexplicably) added to Sparton's Board. Although we are puzzled how Dr. Yang was selected and we find it unfortunate that the Board did not seek shareholder input when seeking to add new members to the Board, we hope she adds some of the essential increased oversight and accountability that has been so lacking from this historically permissive and inactive Board.

Mr. Hockenbrocht and the rest of senior management have been given plenty of opportunity to reallocate capital on behalf of shareholders over the decade since Sparton repositioned itself. To date the subsequent series of ventures has culminated in the destruction of shareholder value best illustrated by Sparton's stock depreciating 61% over the past decade through September 2007. In spite of this, the Board has certainly not made shareholders aware of any tangible restructuring efforts. Sparton's 2007 10-K reveals another abysmal year, and further deterioration in book value. In light of this historically dismal performance, the flippant comments of Sparton's CEO Mr. Hockenbrocht that "one year does not a company make" would seem laughable if the reality was not so pitiful. The truth is that fiscal 2007 was not an isolated event, it was just worse than usual. Clearly Mr. Hockenbrocht and this Board are out of touch. Shareholders have suffered long enough.

Being out of touch is a danger not only to shareholders, but also to Sparton's employees. Sparton's 10-K discloses that the Sparton Employee's Defined Benefit Pension Plan ("Pension Plan") has become more recklessly over-allocated to Sparton stock to the detriment of both shareholders and employees. Since we last wrote you on August 6th, through the end of September, Sparton's stock has fallen 27% and was down 44% for the year. In the wake of pension debacles, such as Enron, and the effect they have on employees we would expect the Board to have already taken strong actions remedying the Pension Plan's imprudent and improper concentration in Sparton stock. How much more destruction of shareholder and employee retirement asset value will be tolerated by this Board before it awakens and takes meaningful action?

On the recent conference call CFO Mr. Langley correctly stated that the Pension Plan has not changed its Sparton stock holdings since 1992. However, such pedantic legalese obfuscates the core issue of fiduciary responsibility. The allocation at June 30, 2007 of 44% of the Pension Plan's equity holdings to Sparton's own stock, so as to entrench insiders who are simultaneously liquidating their personal holdings, has eviscerated the employees' retirement plan and we believe is a direct violation of Mr. Hockenbrocht's fiduciary duties to the Pension Plan's beneficiaries as well as to the Company's other constituencies. Not only have ERISA laws possibly been violated, but Lawndale now believes the Plan has become a liability for all shareholders and has further exacerbated Sparton's poor operational performance.

The Board has the obligation to conduct a full, independent investigation as to how and for whose benefit the Pension Plan acquired Sparton's shares in the first place and why the Pension Plan has become so undiversified. The Board has a duty to replace Mr. Hockenbrocht as trustee and appoint an independent trustee to oversee Pension Plan investment and voting authority while an expeditious, yet prudent and orderly solution to diversify the Pension Plan's assets is executed. To simply diversify the Pension Plan at presently, heavily discounted prices would inappropriately lock in a liability to be funded by Sparton shareholders.

We also believe that, given the Company's on-going failure to execute on its business plan, it may be time for the Board to consider the sale of the Company. Lawndale believes Sparton's niche businesses have real value, substantially higher than the Company's present stock price, and that new management could turn them into a thriving enterprise with a future for Sparton's employees. However, although Sparton's businesses have the potential to earn reasonable profits and be accorded a higher market valuation similar to competitors, neither of these scenarios is likely to materialize under current management. Until the Board takes substantive and decisive action, the market will continue to value Sparton at a discount, as it has for years, with an expectation of perpetual dysfunction and deterioration. Requesting the sale of Sparton is not a decision we come to easily, and we recognize that there may be other ways to create long-tem shareholder value. But, we have serious doubts as to whether the current Board and management team can create and follow through on a plan that will create a better future for employees and significant shareholder value.

Lawndale is Sparton's largest independent shareowner. We would prefer a dialogue with Non-Management Directors on these matters but numerous attempts have been shunned. We can continue to confront, the only avenue we've been given, or collaborate with management to explore all options to unlock value at Sparton. It's your choice. Until you establish a meaningful dialogue with your independent shareholders and the Board fulfills its fiduciary obligations to shareholders and takes meaningful steps to prevent further shareholder value destruction, Lawndale intends to vote "WITHOLD" on the reelection of all nominees except Dr. Yang at the forthcoming Annual Meeting. Lawndale will also continue to consider other options to protect, preserve and grow Sparton shareholder value.

Sincerely,

Andrew E. Shapiro

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